SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For January 31, 2003

STET Hellas Telecommunications S.A.
(Exact name of Registrant as specified in its Charter)

STET Hellas Telecommunications S.A.
(Translation of Registrant’s name into English)

66 Kifissias Ave.
Marousi
Athens 151 25
Greece
(Address of Registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [x]	Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes [ ]	No [x]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Exhibit Index
SIGNATURE

Exhibit Index

Exhibit No.	Description

99.1	Press Release Dated 31 January 2003

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

31 January 2003

STET Hellas Telecommunications S.A.

	By:	/s/ Nikolaos Varsakis Name: Nikolaos Varsakis Title: Chief Executive Officer and Managing Director

EXHIBIT 99.1

Press Release Dated 31 January 2003

STET Hellas Telecommunications SA

NEWS FOR INVESTORS

STET HELLAS LAUNCHES NEW BUNDLED-MINUTES TARIFF SCHEME
EMBRACES WHOLE SPECTRUM OF CONTRACT MARKET SEGMENT

ATHENS, January 31, 2003 — STET Hellas Telecommunications SA (NASDAQ: STHLY; Amsterdam: STHLS) today announced the launch of its new competitive bundled-minutes based tariff plans, offering 6 new competitive packages to cover the needs of the entire spectrum of the contract market segment.

These new TELESTET packages offer:

•	Bundled airtime ranging from 20 to 550 minutes per month, depending on the tariff plan

•	Reduced monthly charge for all customers who stay with the company for more than a year

•	Common rates for calls to all terminations regardless of operator

More specifically, the new TELESTET tariff plans are:

	Monthly fee	Monthly fee	Flat Rates	Bundled	Minutes
	(1st year)	(from 2nd year)	(per sec.)

TELESTET 20	€ 12.00	€ 9.60	€0.0039	20
TELESTET 40	€ 13.50	€ 11.07	€0.0036	40
TELESTET 70	€ 16.00	€ 13.44	€0.0034	70
TELESTET 130	€ 20.50	€ 18.06	€0.0033	130
TELESTET 190	€ 28.00	€ 24.64	€0.0031	190
TELESTET 550	€ 71.50	€ 64.35	€0.0030	550

With this new tariff scheme, STET Hellas solidifies its customer-centric approach and enriches its product offering to encompass the changing needs of a wider market spectrum, thus stimulating usage and securing future revenue growth.

– END -

Investor Relations: Rania Bilalaki Tel: +30 210 615 8585 ir@telestet.gr www.telestet.gr/en/ir.cfm
STET Hellas Telecommunications SA (Nasdaq: STHLY; Amsterdam: STHLS) is at the forefront of mobile communications in Europe. To its growing base of more than 2.5 million customers in Greece, the company’s Telestet brand stands for innovative products and services. The company’s majority shareholder is TIM International NV of the Telecom Italia Group (NYSE: TI), and its stock is publicly traded on the Nasdaq and Amsterdam exchanges